Mail Stop 3561

November 9, 2007

Mr. Rick J. Dobson
President and Chief Executive Officer and Chief Financial Officer
Reliant Energy, Inc.
1000 Main Street
Houston, Texas 77002

> **Re: Reliant Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Forms 10-Q for Fiscal Quarters Ended June 30, 2007**
> **and September 30, 2007**
> **Filed August 2, 2007 and November 8, 2007**
> **Response Letter Dated October 3, 2007**
> **File No. 1-16455**

Dear Mr. Dobson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant